ERIC M. HELLIGE

Partner

DIRECT TEL: 212-326-0846

FAX: 212-326-0806

ehellige@pryorcashman.com

January 19, 2021

VIA EDGAR

Ms. Beverly Singleton

Ms. Melissa Raminpour

Ms. Erin Purnell

Mr. Geoffrey Kruczek

Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	ComSovereign Holding Corp.
Registration Statement on Form S-1
File No. 333-248490

Ladies and Gentlemen:

Confirming my e-mail correspondence earlier today with Ms. Erin Purnell of the Staff, on behalf of ComSoverign Holding Corp. (the “Company”), and with reference to the above-referenced Registration Statement on Form S-1 (the “Form S-1”), the Company hereby withdraws its acceleration request, dated January 15, 2021 in which the Company requested acceleration of the effectiveness of the Form S-1 at 4:00 p.m., New York City time, on January 19, 2021, or as soon thereafter as practicable.

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:   Mr. Daniel L. Hodges